FOR RIA/BROKER-DEALER USE ONLY

J.P. Morgan US Long Equity Dynamic Overlay 80 Index (Series 1)

OVERVIEW

The J.P. Morgan US Long Equity Dynamic Overlay 80 Index (Series 1) (the "Index"
or " US LEDO") is a rules-based Index designed to provide a synthetic long position in the total return version of the SandP 500([R]) Index (the "Equity
Index") and limited downside protection against adverse movements of the Equity
Index through a synthetic collar strategy as an overlay to the synthetic long position in the total return version of the Equity Index, subject to fees and deductions.

Index Features

[]   The Index consists of three positions:

     []   a synthetic long position in the SandP 500([R]) Total Return Index;

     []   a synthetic rolling collar strategy* applied to the "price return"
          version of the Equity Index (the "Price Return Equity Index"),
          consisting of (a) a monthly rolled synthetic short call position of
          1-month maturity with target strike prices varying from 103% to 108%
          of the closing levels of the Price Return Equity Index and (b)
          quarterly rolled synthetic long put positions of 11-month maturity with a target strike price of 80% of the closing levels of the Price
          Return Equity Index; and

     []   a synthetic delta hedge position* with respect to the synthetic short call position consisting of a variable synthetic exposure to futures contracts referencing the Price Return Equity Index.

          *In limited circumstances the Index may not implement these synthetic positions.

Short Call Leg

[]   The short call leg consists of: the synthetic short call position and the synthetic delta hedge position described above.

[]   The target call strike price of each monthly rolled synthetic call position varies from 103% to 108% of the closing levels of the Price Return Equity
     Index based on the level of the CBOE Volatility Index ("VIX").

[]   The delta hedge mechanism attempts to mitigate the risk that the Price
     Return Equity Index may appreciate to levels above the strike price of the call option.

[]   The delta hedge mechanism is activated when the closing level of the VIX is below its six month or five year moving average.

[]   The delta hedge mechanism activation is gradual: activated when VIX is below 100% of either of the two moving averages and fully implemented once
     VIX is 80% of either of the two moving averages.

Volatility Index Level (VIX) Call Strike
       VIX less than/= 20                    103.00%
     20 less than VIX less than/= 25         104.00%
     25 less than VIX less than/= 30         105.00%
     30 less than VIX less than/= 35         106.00%
     35 less than VIX less than/= 60         107.00%
        60 less than VIX                     108.00%

Hypothetical historical performance comparison: US LEDO and SandP
500([R]) Total Return Index: Jan 2002 -- Jan 2014
[GRAPHIC OMITTED]

Source: J.P. Morgan. As of 1/31/2014. PAST PERFORMANCE AND BACK-TESTED
PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The Index was launched on
9/17/2013; therefore any data shown for the Index prior to that date is back-tested. The information in this chart is provided solely for reference. No guarantee can be given that the Index will outperform the SandP 500([R]) Total
Return Index or will not under perform the SandP 500([R]) Total Return Index in the future.

Hypothetical historical returns and volatilities: US LEDO Index and SandP
500([R]) Total Return Index: Jan 2002 -- Jan 2014

                  SPTR    JPUSLEDO
Annualized Return  5.75%     6.78%
Volatility        20.66%    14.64%
Sharpe Ratio       0.28       0.46
Max Drawdown     -55.25%   -38.79%

Source: J.P. Morgan. As of 1/31/2014. PAST PERFORMANCE AND BACK-TESTED
PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The Index was launched on
9/17/2013; therefore any data shown for that index prior to that date is back-tested. The information in this chart is provided solely for reference. No guarantee can be given that the Index will outperform the SandP 500([R]) Total
Return Index or will not under perform the SandP 500([R]) Total Return Index in the future.

Long Put Leg

[]   The long put leg combines three* synthetic long put positions of 11-month maturity with a target strike price of 80% of the closing levels of the
     Price Return Equity Index.

[]   The Index is designed to initiate each synthetic long put position on a quarterly basis, subject to certain conditions.

[]   The put options are rolled into new contracts 2 months before their expiry.
     Rolling the put options shortly before their expiration mitigates the negative carry resulting from the significant decrease in value that typically happens during the last 2 months of a long-dated option such as the put options referenced by the Index.

     *In limited circumstances there my be less than three synthetic put positions.

Cutting the Tail Risk

The following chart shows the performance of the SandP 500([R]) Total Return
Index and the hypothetical performance of U.S. LEDO during the worst 10 performance months of the SandP 500([R]) Total Return Index since 2002:

SandP 500([R]) Total
                   US LEDO Difference Month
Return Index
  -16.6%            -6.7%   9.9%      Oct-08
  -15.2%            -5.9%   9.4%      Nov-08
  -14.8%            -8.4%   6.3%      Feb-09
  -11.3%            -4.9%   6.4%      Jan-09
  -10.7%            -8.3%   2.5%      May-10
   -8.9%            -5.2%   3.7%      Sep-08
   -8.8%            -8.2%   0.7%      May-12
   -8.6%            -3.3%   5.3%      Sep-11
   -8.6%            -3.2%   5.4%      Jul-02
   -7.1%            -6.8%   0.2%      Jun-08

Source: J.P. Morgan. As of 1/31/2014. PAST PERFORMANCE AND BACK-TESTED
PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. The Index was launched on
9/17/2013; therefore any data shown for the Index prior to that date is back-tested. The information in this chart is provided solely for reference. No guarantee can be given that the Index will outperform the SandP 500([R]) Total
Return Index or will not under perform the SandP 500([R]) Total Return Index in the future.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com March 5, 2014

Hypothetical Illustration of the Delta Hedging of the Short Call Position of
the Index (January 2002 -- January 2014)
[GRAPHIC OMITTED]

Source: J.P. Morgan. As of 1/31/2014. PAST PERFORMANCE AND BACK-TESTED
PERFORMANCE ARE NOT INDICATIVE OF FUTURE LEVELS. The Index was launched on
9/17/2013; therefore any data used for the Index prior to that date is back-tested.

Index fee and cost associated with trading the puts and calls, and the delta hedging mechanism

(a) Daily index fee: on each day, the calculation of the Index reflects the deduction of an adjustment factor of 0.75% per annum (the "Daily Index Fee");

(b) Call deduction and put deduction: on a monthly or quarterly basis, as applicable, when the Index's synthetic short call or long put exposure, as applicable, is rolled into a new SPX option contract, a call deduction or put deduction, as applicable, is subtracted in the calculation of the Index. The call deduction or put deduction is calculated by multiplying the applicable volatility spread (which is between 0.30% and 3.00%) by the vega of the applicable option contract, subject to certain minimum and maximum amounts. The applicable volatility spread depends on the level of the CBOE Volatility Index
("VIX") on the relevant date of determination. Unlike the Daily Index Fee, the call deduction and the put deduction are not per annum deductions; and

(c) Delta deduction: on each day the delta hedge is implemented, 0.03% of any increase or decrease in the Index's exposure to the futures contracts on the
Price Return Equity Index is deducted in the calculation of the Index. The delta deduction reflects costs relating to adjustments to the Index's delta hedge of its synthetic short call position. Unlike the Daily Index Fee, the delta deduction is not a per annum percentage deduction.

Glossary of Select Terms

"Call" An option contract that gives the buyer of the option the right, but not the obligation, to buy an underlying asset at a specified price (strike) within a specified timeframe.

"Put" An option contract that gives the buyer of the option the right, but not the obligation, to sell a specified underlying asset at a specified price
(strike) within a specified timeframe.

"Collar" Combination of the purchase of a put option and the sale of a call option on the same underlying asset.

"Volatility" A way to measure the risk associated with an asset, by measuring the variability of its returns. It is usually expressed as a percentage.

"Vega" A measurement of an option's sensitivity to changes in the volatility of the underlying asset of that option.

"Delta hedge" a hedge of a position in a derivative financial instrument through an offsetting position in that derivative instrument's underlying asset (or vice versa).

"Annualized return" The return of an underlying asset over a period of time, expressed as a time-weighted annual percentage.

"Sharpe Ratio" The ratio of an asset's rate of return over its volatility, used to measure risk-adjusted performance.

"Maximum drawdown" The maximum decline experienced by an asset during a given period of time, from peak to trough.

What are the main risks in the Index?

[]   Any securities we may issue linked to the Index may result in a loss, and are exposed to the credit risk of J.P. Morgan Chase and Co.

[]   The Index has limited operating history.

[]   The reported level of the Index incorporates the daily deduction of an index fee, the cost associated with trading the puts and the calls, and delta hedging the short call position.

[]   The Index provides exposure to equity options and futures, which are subject to significant fluctuations, and are not suitable for all investors.

[]   There are risks associated with the delta hedging.[] There are risks associated with synthetic options.

[]   The Index references a synthetic portfolio of underlying assets.

[]   The Index may not be successful and may not outperform any alternative strategy.

[]   The cost of synthetically trading the options and futures constituents may negatively impact performance.

[]   Even with delta hedging, the Index may still underperform the underlying equity Index.

[]   Even though the Index maintains a long put position, the level of the Index may not increase when the market decreases.

[]   The Index is an excess return index, thought it tracks a total return index.

[]   Our affiliate, J.P. Morgan Securities plc. ("JPMSL"), is the sponsor and calculation agent for the Index and may adjust the Index in a way that affects its level.

These risk factors are not exhaustive. Please review the relevant underlying supplement, product supplement we have filed and any relevant term sheet or pricing supplement for further information on risk factors associated with the
J.P. Morgan U.S. Long Equity Dynamic Overlay 80 Index (Series 1).

Disclaimer

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co.
has filed with the SEC for more complete information about JPMorgan Chase and
Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement, underlying supplement, pricing supplement and term sheet if you so request by calling toll-free 800-576-3529.

Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No.
333-177923

To the extent there are any inconsistencies between this free writing prospectus and the relevant pricing supplement, the relevant pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Investment suitability must be determined individually for each investor. The financial instruments described herein may not be suitable for all investors.
This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult their own advisors on these matters.

IRS Circular 230 Disclosure: JPMorgan Chase and Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. J.P. Morgan
Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com
March 5, 2014